SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 5, 2017

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Partner Communications considers debt refinance

PARTNER COMMUNICATIONS CONSIDERS DEBT REFINANCE

ROSH HA'AYIN, Israel, December 5, 2017 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today that it is considering the issuance of bonds solely in Israel through the expansion of the Company's Series F Notes in a total amount of up to NIS 500 million, and raising debt through commercial bank loans in a total amount of NIS 250 million, the proceeds of which, together with cash on hand, will be used for early repayment of loans in a principal amount of approximately NIS 900 million ("Early Repayments").

The Company's Series F Notes are currently traded on the Tel Aviv Stock Exchange Ltd. This debt offering is pursuant to the Company's shelf prospectus dated June 3, 2015, the validity of which was extended until June 2, 2018.

Maalot S&P affirmed an 'ilA+' rating for the issuance of bonds through the expansion of the Company's Series F Notes in a total amount up to NIS 500 million.

The offering of the securities to the public in Israel, insofar as it will take place, will be through a shelf offering report and will be subject to the approval of the Company's Board of Directors, which will include the amount of the bonds issuance and its terms, as well as the approval of the Tel Aviv Stock Exchange Ltd.

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The Series F Notes were initially issued by the Company pursuant to a shelf offering report dated July 19, 2017. The terms of the Series F Notes, to be issued, if issued, would be identical to the terms of the currently outstanding Series F Notes. The Company has not yet made any definite decision as to the offering of any securities, nor as to its scope, terms or timing, nor is there any certainty that such an offering will be made, in part or in whole, or that a shelf offering report will be published. Offering of any securities will be subject to the Company's sole discretion, the market conditions and to the receipt of all required approvals in accordance with the law. Nothing in this press release shall constitute any obligation from the Company to issue any debentures.

For further information see Standard & Poor's Maalot's announcement dated December 5, 2017 on: http://mayafiles.tase.co.il/rpdf/1135001-1136000/P1135102-00.pdf or its informal English translation attached hereto to our Form 6-K.

In connection with the Early Repayments, the Company will incur a one-time expense of NIS 75 million to be recorded mostly in Q4 2017.

Following the debt refinance, insofar as it will take place, the Company will reduce overall interest costs and obtain a more flexible capital structure.

For further information, please see the Company's Annual Report on Form 20-F for the year ended December 31, 2016-"Item 5. Operating and Financial Review and Prospects-5B. Liquidity and Capital Resources".

This immediate report does not constitute an offer to the public for the purchase of the Company's securities, or the solicitation of an offer to purchase any securities and the purchase of securities in accordance to it, is prohibited.

This announcement does not constitute an offer for sale of, or a solicitation of an offer to purchase or subscribe for, any securities in the United States. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offering of the securities in the United States.

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NOT FOR RELEASE OR DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND, SOUTH AFRICA OR SINGAPORE.

Forward-Looking Statements

This press release includes forward-looking statements, as that term is defined in Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective" and similar expressions typically convey forward-looking statements, but these words are not the only words that convey such statements. All statements other than statements of historical fact included in this press release, including our plans to undertake a debt offering and to enter into commercial bank loans and the amount of debt that we intend to raise, as well as the anticipated effects of the contemplated refinancing on our interest costs and capital structure, and any statements regarding other future events or our future prospects, are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, and possible regulatory and legal developments, including, among others, the risks described under Item 3.D. (“Risk Factors”) in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. David (Dudu) Mizrahi Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

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Partner Communications
Company Ltd.

December 5, 2017

New Issuance

‘ilA+’ Rating Assigned To Bond Issuance Of Up To NIS 500 Million

Primary Credit Analyst
Tamar Stein, 972-3-7539721  tamar.stein@spglobal.com

Secondary Credit Analyst
Tom Dar, 972-3-7539722 tom.dar@spglobal.com

Please note that this translation was made for convenience purposes and for the company's use only and under no circumstances shall obligate S&P Global Ratings Maalot Ltd. The translation has no legal status and S&P Global Ratings Maalot Ltd. does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on December 3, 2017, the Hebrew version shall apply.

1	|	December 5, 2017	New Issuance

Partner Communications Company Ltd.

New Issuance

‘ilA+’ Rating Assigned To Bond Issuance Of Up To NIS 500 Million

S&P Maalot hereby assigns its ‘ilA+’ rating to bonds of up to NIS 500 million par value to be issued by Partner Communications Company Ltd. (ilA+/Stable) through the expansion of Series F. The proceeds from this issuance will be used for debt refinancing.

For additional information on the company’s issuer rating and for additional regulatory requirements, see our rating report dated July 27, 2017.

Rating Detail (As of 5-Dec-2017)
Partner Communications Company Ltd.
Issuer Credit Rating(s)
Local Currency Long Term	ilA+/Stable

Issue Rating(s)
Senior Unsecured Debt
Series C,D,E	ilA+

Rating History
Local Currency Long Term
July 28, 2015	ilA+/Stable
June 20, 2013	ilAA-/Stable
December 06, 2012	ilAA-/Negative
September 10, 2012	ilAA-/Watch Neg
October 19, 2010	ilAA-/Negative
October 05, 2009	ilAA-/Stable
September 17, 2009	ilAA-
July 14, 2009	ilAA-/Watch Dev
March 24, 2009	ilAA-/Watch Pos
October 28, 2008	ilAA-/Stable
September 25, 2007	ilAA-/Positive
March 20, 2007	ilAA-/Stable
July 28, 2004	ilAA-
February 16, 2004	ilA+
August 01, 2003	ilA

Other Details
Time of the event	05/12/2017 18:01
Time when the analyst first learned of the event	05/12/2017 18:01
Rating requested by	Issuer

2	|	December 5, 2017	www.maalot.co.il

Partner Communications Company Ltd.

Credit Rating Surveillance
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3	|	December 5, 2017	www.maalot.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ David (Dudu) Mizrahi
Name:	David (Dudu) Mizrahi
Title:	Chief Financial Officer

Dated: December 5, 2017